SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 2, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 2, 2008, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held on October 31, 2008 at 2:00 pm, Buenos Aires time, outside its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1) Appointment of two shareholders to approve and sign the shareholders’ meeting minutes.-

2) Consideration of the documentation provided for in section 234, subsection 1 of Law 19,550, relating to the fiscal year ended June 30, 2008.-

3) Consideration of the Board’s performance.-

4) Consideration of the Surveillance Committee’s performance.-

5) Treatment and allocation of results of the fiscal year ended June 30, 2008, which recorded a $22,948,038 profit (Pesos twenty two million, nine hundred and forty eight thousand, and thrifty eight hundred). Consideration of the treatment of the portfolio holdings.-

6) Consideration of the compensation payable to the board of directors in the amount of $ 2,425,387 (Pesos two million four hundred twenty five thousand and three hundred and eighty-seven) which amount exceeds by $1,241,086 (Pesos one million two hundred forty one thousand and eighty six hundred) surpassing the limit of FIVE PERCENT (5%) of profits fixed by section 261 of Law N° 19,550 and the Regulations of the Argentine Securities Commission (“CNV”), in view of the proposal not to distribute dividends.-

7) Consideration of the compensation payable to the Supervisory Committee in respect of the year ended June 30, 2008.-

8) Determination of the number of Regular Directors and alternate directors, if the case may be, and election thereof.-

9) Appointment of the regular and alternate members of the Surveillance Committee.-

10) Appointment of the Certifying Accountant for the next fiscal year and determination of the compensation payable thereto.-

11) Updating of the report relating to the shared services agreement.-

12) Treatment of the tax on the shareholders’ personal assets, paid by the company in its capacity of substitute taxpayer.-

13) Renewal of the Delegation to the Board of Directors of the power to fix the determination of the timing and issuance currency, term, price, manner and payment conditions and interest rates, use of proceeds and remaining terms pursuant to what was approved by the shareholders general meeting, dated 10-31-06, with respect to the issuance of the notes under the Global Note Program, according to the provisions of the section 9 of the Law No. 23.576.-

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 CABA, and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Florida 537, 18th floor, CABA from 10:00 a.m. to 6:00 p.m. not later than October 27, 2008.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 2, 2008.